Filing under Rule 425 under

the Securities Act of 1933

Filing by: Mercer International Inc.

Subject Company: Fibrek Inc.

SEC File No. of Mercer International Inc.: 000-51826

For Immediate Release

MERCER INTERNATIONAL INC. PROVIDES UPDATE ON OFFER FOR FIBREK INC.

NEW YORK, NY, March 19, 2012 – Mercer International Inc. (Nasdaq: MERC, TSX: MRI.U) (“Mercer”) announced that it has mailed to shareholders of Fibrek Inc. (“Fibrek”) a notice of variation to its offer and takeover bid circular dated February 29, 2012 and ancillary documents (the “Offer Documents”) in connection with its offer (the “Offer”) to acquire all of the outstanding common shares of Fibrek (the “Fibrek Shares”). The notice of variation sets forth certain changes solely to address comments from the United States Securities and Exchange Commission (the “SEC”) in connection with its customary review of Mercer’s Registration Statement on Form S-4 (the “Registration Statement”) relating to the Offer.

The consideration offered by Mercer under the Offer and the substantive terms thereof remain the same. Mercer’s Offer will expire at 5:00 p.m. (Eastern Time) on April 6, 2012, unless otherwise extended or withdrawn by Mercer.

Mercer also announced that it has received a “no-action” letter from Canada’s Commissioner of Competition (the “Commissioner”), confirming that, at this time, the Commissioner does not intend to challenge Mercer’s acquisition of Fibrek Shares under the Offer.

Fibrek shareholders should consider the following factors in making their decision to accept Mercer’s Offer:

•	The Offer represents a premium of 30% over the unsolicited insider bid (the “Abitibi Bid”) made by AbitibiBowater Inc.

•

The Offer represents a premium of 81% over the closing price of the Fibrek Shares on November 28, 2011, the date of announcement of the Abitibi Bid, and 70% over the volume-weighted average trading price of the Fibrek Shares on the Toronto Stock Exchange for the 20 trading days ending on such date.

•

The board of directors of Fibrek, after consulting with its financial and legal advisors, has unanimously determined that the consideration to be offered for the Fibrek Shares pursuant to the Offer is fair to all Fibrek shareholders (other than those who have entered into lock-up agreements with any person other than Mercer with respect to their Fibrek Shares) and unanimously recommends that Fibrek shareholders deposit their Fibrek Shares to the Offer.

•	The Offer provides Fibrek shareholders with the opportunity to determine the consideration that they receive under the Offer, subject to proration.

•	Fibrek shareholders who receive shares of Mercer common stock (the “Mercer Shares”) under the Offer will be able to participate in Mercer’s future.

The Offer is subject to customary conditions, including, among others, there being deposited (and not withdrawn) that number of Fibrek Shares which, together with the Fibrek Shares and special warrants, if any, held by Mercer, represent at least 50.1% of the outstanding Fibrek Shares on a fully-diluted basis, receipt of requisite regulatory consents, Mercer’s Registration Statement, as amended, being declared effective by the SEC, receipt of Mercer shareholder approval of the issuance of Mercer Shares in connection with the Offer and the absence of a material adverse change with respect to Fibrek.

Full details of the Offer are included in the Offer Documents dated February 29, 2012, as amended by the notice of variation dated March 19, 2012, which together with the directors’ circular of Fibrek dated February 29, 2012, are available on SEDAR at www.sedar.com.

Any questions or requests for further information respecting the Mercer’s Offer should be directed to Laurel Hill Advisory Group Company, the information agent under Offer, at 1-877-304-0211 (toll free in North America) or 1-416-304-0211 (collect calls) or by email at assistance@laurelhill.com.

Important Notice

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Mercer has filed with the SEC the Registration Statement, as amended, and a Schedule 14A Proxy Statement in connection with the proposed transaction. INVESTORS AND SECURITYHOLDERS OF MERCER AND FIBREK ARE URGED TO READ THESE DOCUMENTS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Such documents will be available free of charge through the website maintained by the SEC at www.sec.gov or by calling the SEC at telephone number 800-SEC-0330. Such documents may also be obtained for free, once they have been filed with the SEC, on Mercer’s website at www.mercerint.com.

About Mercer

Mercer International Inc. is a global pulp manufacturing company. Mercer operates three NBSK pulp mills with a consolidated annual production capacity of 1.5 million tons. To obtain further information on the company, please visit its web site at www.mercerint.com.

Forward-Looking Statement

The preceding includes forward looking statements, including statements regarding our ability to complete the Offer and other contemplated transactions, the impact of the proposed acquisition on our business and operations and our ability to integrate the business and operations of Fibrek with our own, which involve known and unknown risks and uncertainties which may not prove to be accurate. Actual results and outcomes may differ materially from what is expressed or forecasted in these forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Among those factors which could cause actual results to differ materially are the following: uncertainties as to the timing of the Offer and satisfaction of the conditions thereto, the outcome of the proceedings before the Québec Court of Appeal, our and Fibrek’s ability to obtain required consents and approvals in connection with the transactions, the business of Fibrek and Mercer may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, the highly cyclical nature of our business, raw material costs, our level of indebtedness, competition, foreign exchange and interest rate fluctuations, our use of derivatives, expenditures for capital projects, environmental regulation and compliance, disruptions to our production, market conditions and other risk factors listed from time to time in our SEC reports.

APPROVED BY:

Jimmy S.H. Lee Chairman & President (604) 684-1099	David M. Gandossi Executive Vice-President & Chief Financial Officer (604) 684-1099

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